UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2004

                           Commission File No. 0-30148

                           PHOTOCHANNEL NETWORKS INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

      506 - 425 CARRALL STREET, VANCOUVER, BRITISH COLUMBIA V6B 6E3 CANADA
      --------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X]  Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date:  June 1, 2004.


"Robert Chisholm"
-----------------------------
Robert Chisholm, CFO

BRITISH COLUMBIA SECURITIES COMMISSION
QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

--------------------------------------------------------------------------------

ISSUER DETAILS

NAME OF ISSUER                 FOR QUARTER ENDED        DATE OF REPORT
                                                        Y         M        D
PhotoChannel Networks Inc.     March 31, 2004           2004      05       28

--------------------------------------------------------------------------------
ISSUER ADDRESS

506 - 425 Carrall Street

--------------------------------------------------------------------------------
CITY         PROVINCE  POSTAL CODE      ISSUER FAX NO.      ISSUER TELEPHONE NO.

Vancouver    B. C.     V6B 6E3          604-893-8966        604-893-8955

--------------------------------------------------------------------------------
CONTACT NAME               CONTACT POSITION              CONTACT TELEPHONE NO.

Robert Chisholm            C. F. O.                      604-893-8955 ext. 224

--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                     WEBSITE ADDRESS

rchisholm@photochannel.com                www.photochannel.com

--------------------------------------------------------------------------------


CERTIFICATE

The Three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                          Y          M        D


"Peter Scarth"                Peter Scarth                2004      05        28
--------------------------------------------------------------------------------
Director's Signature          Print Full Name             Date Signed



"Cory Kent"                   Cory Kent                   2004      05        28
--------------------------------------------------------------------------------
Director's Signature          Print Full Name             Date Signed

             NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED
                                 BY AN AUDITOR


PHOTOCHANNEL NETWORKS INC.
INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2004

The Issuer's auditors have not reviewed or been involved in the preparation of these financial statements.

PHOTOCHANNEL NETWORKS INC.
CONSOLIDATED BALANCE SHEET
UNAUDITED - PREPARED BY MANAGEMENT
(expressed in Canadian dollars)
--------------------------------------------------------------------------------


                                                     MARCH 31,     SEPTEMBER 30,
                                                       2004            2003
                                                   ------------    ------------

ASSETS

CURRENT ASSETS
   Cash and cash equivalents                       $    117,302    $  1,104,410
   Cash held in trust                                        --         345,000
   Accounts receivable                                  445,390          96,750
   Inventory                                             14,714              --
   Prepaid expenses                                      20,503          19,364
                                                   ----------------------------
                                                        597,909       1,565,524

CAPITAL ASSETS                                          594,643         285,573
                                                   ----------------------------
                                                   $  1,192,552    $  1,851,097
                                                   ============================
LIABILITIES

CURRENT LIABILITIES
   Accounts payable and accrued liabilities        $    532,232    $  1,117,247
   Deferred revenue                                     113,196          60,000
                                                   ----------------------------
                                                   $    645,428    $  1,177,247
                                                   ----------------------------

SHAREHOLDERS' DEFICIENCY

Capital stock                                      $ 33,086,923    $ 31,826,678
Contributed surplus                                   6,976,915       6,976,915
Loans receivable                                        (48,317)       (122,206)
Warrants                                              1,923,382       2,168,522
Deficit                                             (41,391,779)    (40,176,059)
                                                   ----------------------------
                                                        547,124        (673,850)
                                                   ----------------------------
                                                   $  1,192,552    $  1,851,097
                                                   ============================



The accompanying notes are an integral part of these financial statements.

PHOTOCHANNEL NETWORKS INC.
Consolidated Statements of Income (Loss) and Deficit
UNAUDITED - PREPARED BY MANAGEMENT
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                    THREE MONTHS ENDED                   SIX MONTHS ENDED
                                            ------------------------------    ------------------------------
                                                  MARCH            MARCH            MARCH            MARCH
                                                31, 2004         31, 2003         31, 2004         31, 2003
                                            ------------------------------    ------------------------------
REVENUE                                     $     231,495    $     105,834    $     412,865    $     174,303

COST OF SALES                                      71,776           23,145          128,293           36,412
                                            ------------------------------    ------------------------------

GROSS PROFIT (LOSS)                               159,719           82,689          284,572          137,891
                                            ------------------------------    ------------------------------
EXPENSES
   General and administration                     367,410          410,861          691,562          739,416
   Sales and marketing                            117,572          145,105          288,773          253,848
   Research and development                       216,590          162,117          534,598          312,977
   Amortization                                    33,491           55,261           62,967          266,376
                                            ------------------------------    ------------------------------

                                                  735,063          773,344        1,577,900        1,572,617
                                            ------------------------------    ------------------------------

Net loss from operations                         (575,344)        (690,655)      (1,293,328)      (1,434,726)

OTHER INCOME (LOSS)
Expense recovery                                   48,759          163,419           48,759          163,419
Loss on disposal of property, plant and
   equipment                                           --           (1,840)              --         (119,257)
Translation loss                                    7,068              756           26,121              335
Interest and miscellaneous income                      80               19            2,728              234
                                            ------------------------------    ------------------------------
                                                   55,907          162,354           77,608           44,731

NET (LOSS) GAIN FOR THE PERIOD                   (519,437)        (528,301)      (1,215,720)      (1,389,995)

LOSS FOR THE PERIOD ATTRIBUTED TO LIMITED
   PARTNERSHIP                                         --               --               --          127,410
                                            ------------------------------    ------------------------------
NET LOSS FOR THE PERIOD ATTRIBUTED TO
   COMMON SHAREHOLDERS                           (519,437)        (528,301)      (1,215,720)      (1,262,585)
                                            ------------------------------    ------------------------------

DEFICIT - BEGINNING OF PERIOD                 (40,872,342)     (38,460,359)     (40,176,059)     (37,726,075)
                                            ------------------------------    ------------------------------

DEFICIT - END OF PERIOD                     $ (41,391,779)   $ (38,988,660)   $ (41,391,779)   $ (38,988,660)
                                            ==============================    ==============================

(LOSS) GAIN PER SHARE ATTRIBUTABLE TO
   COMMON SHAREHOLDERS                      $       (0.00)   $       (0.01)   $       (0.01)   $       (0.01)
                                            ==============================    ==============================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING                                130,258,732       87,130,643      130,258,732       87,130,643
                                            ==============================    ==============================


   The accompanying notes are an integral part of these financial statements.

PHOTOCHANNEL NETWORKS INC.
Consolidated Statementnine monthsnine monthss of Cash Flows
UNAUDITED - PREPARED BY MANAGEMENT

(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                              THREE MONTHS ENDED              SIX MONTHS ENDED
                                                          --------------------------    --------------------------
                                                            MARCH 31,     MARCH 31,       MARCH 31,      MARCH 31,
                                                              2004          2003            2004           2003
                                                          --------------------------    --------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss) gain for the period                         $  (519,437)   $  (528,301)   $(1,215,720)   $(1,389,995)
   Items not affecting cash
      Amortization                                             33,491         55,261         62,967        266,376
      Loss on sale of property, plant and equipment                --          1,840             --        119,257
                                                          --------------------------    --------------------------

                                                             (485,946)      (471,200)    (1,152,753)    (1,004,362)

   Net change in non-cash working capital items              (436,802)      (192,154)      (896,312)      (689,490)
                                                          --------------------------    --------------------------

                                                             (922,748)      (663,354)    (2,049,065)    (1,693,852)
                                                          --------------------------    --------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                  (84,878)        (1,842)      (227,874)      (197,902)
   Deferred development costs                                (144,163)            --       (144,163)            --
   Proceeds from sale of property, plant and equipment             --          3,775             --        103,775
   Short term deposits                                             --             --             --             --
                                                          --------------------------    --------------------------

                                                             (229,041)         1,933       (372,037)       (94,127)
                                                          --------------------------    --------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Cash in trust                                                   --             --        345,000             --
   Demand loan                                                     --        (66,947)            --        292,650
   Loan receivable                                             32,210             --         73,889             --
   Issuance of common shares and exercise of common
       share purchase warrants and options                     38,608        566,947      1,015,105      1,357,300
   Issuance of special warrants                                    --             --             --             --
   Issuance of limited partnership units                           --             --             --        115,000
                                                          --------------------------    --------------------------

                                                               70,818        500,000      1,433,994      1,764,950
                                                          --------------------------    --------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (1,080,971)      (161,421)      (987,108)       (23,029)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD             1,198,273        223,978      1,104,410         85,586
                                                          --------------------------    --------------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                 $   117,302    $    62,557    $   117,302    $    62,557
                                                          ==========================    ==========================


   The accompanying notes are an integral part of these financial statements.

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
MARCH 31, 2004
UNAUDITED - PREPARED BY MANAGEMENT
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

NOTE 1:

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2003 annual audited statements. These financial statements follow the same accounting policies and methods as the Company's September 30, 2003 annual financial statements.

 NOTE 2:

 Loss per share figures are calculated using the weighted average number of shares outstanding during the period. Diluted loss per share information is not presented where the effect would be anti-dilutive.

 NOTE 3:

 Following is a breakdown of accounts receivable at March 31, 2004, as compared to September 30, 2003.

    ----------------------------------------------------------------------------
    DESCRIPTION                                    PERIOD ENDED
    ----------------------------------------------------------------------------
                                     March 31, 2004           September 30, 2003
    ----------------------------------------------------------------------------
    Trade accounts receivable           $ 427,328                  $ 96,750
    ----------------------------------------------------------------------------
    GST receivable                         18,062                        --
    ----------------------------------------------------------------------------
    Advance on expenses                        --                        --
    ----------------------------------------------------------------------------
    Other                                      --                        --
    ----------------------------------------------------------------------------
    Total                               $ 445,390                  $ 96,750
    ----------------------------------------------------------------------------

 NOTE 4:

Following is a breakdown of the revenue for the six month period ended March 31, 2004, as compared to the fiscal period ended September 30, 2003.

    ----------------------------------------------------------------------------
    DESCRIPTION                                   PERIOD ENDED
    ----------------------------------------------------------------------------
                                    March 31, 2004            September 30, 2003
    ----------------------------------------------------------------------------

    ----------------------------------------------------------------------------
    Website fees                       $ 103,619                   $ 73,606
    ----------------------------------------------------------------------------
    Installation fees                     66,957                     13,308
    ----------------------------------------------------------------------------
    Membership fees                       37,886                     73,120
    ----------------------------------------------------------------------------
    Transaction fees                     181,099                     90,054
    ----------------------------------------------------------------------------
    Prepaid Card fees                     23,304                          -
    ----------------------------------------------------------------------------
    Other                                     --                      5,485
    ----------------------------------------------------------------------------
    Total                               $412,865                  $ 255,573
    ----------------------------------------------------------------------------

BRITISH COLUMBIA SECURITIES COMMISSION
QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

--------------------------------------------------------------------------------

ISSUER DETAILS

NAME OF ISSUER                   FOR QUARTER ENDED       DATE OF REPORT
                                                         Y         M       D
PhotoChannel Networks Inc.       March 31, 2004          2004     05       28

--------------------------------------------------------------------------------
ISSUER ADDRESS

506 - 425 Carrall Street

--------------------------------------------------------------------------------
CITY           PROVINCE  POSTAL CODE    ISSUER FAX NO.     ISSUER TELEPHONE NO.

Vancouver      B. C.     V6B 6E3        604-893-8966       604-893-8955

--------------------------------------------------------------------------------
CONTACT NAME                      CONTACT POSITION        CONTACT TELEPHONE NO.

Robert Chisholm                   C. F. O.                604-893-8955 ext. 224

--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                     WEBSITE ADDRESS

rchisholm@photochannel.com                www.photochannel.com

--------------------------------------------------------------------------------


CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

                                                       Y          M       D

"Peter Scarth"                Peter Scarth             2004      05       28
--------------------------------------------------------------------------------
Director's Signature          Print Full Name          Date Signed


"Cory Kent"                   Cory Kent                2004      05       28
--------------------------------------------------------------------------------
Director's Signature          Print Full Name          Date Signed

SCHEDULE "B"

PHOTOCHANNEL NETWORKS INC.
YEAR-TO-DATE ENDED MARCH 31, 2004
--------------------------------------------------------------------------------


1. ANALYSIS OF EXPENSES AND DEFERRED COSTS
                                                        MARCH 31, 200457
 GENERAL AND ADMINISTRATION
        Accounting and legal                              $     38,963
        Investor relations                                      45,000
        Office and miscellaneous                               143,399
        Public company fees                                     28,058
        Salaries                                               218,499
        Consulting                                             134,400
        Interest                                                51,460
        Rent                                                    31,783
                                                        ----------------
                                                           $   691,562
                                                        ================

 SALES AND MARKETING
        Travel and Miscellaneous                          $     75,510
        Salaries                                                27,857
        Consulting                                             185,406
                                                        ----------------
                                                           $   288,773
                                                        ================

 RESEARCH AND DEVELOPMENT
        Salaries                                           $   342,572
        Consulting                                             167,208
        Miscellaneous                                           24,818
                                                        ----------------
                                                           $   534,598
                                                        ================

2.   RELATED PARTY TRANSACTIONS

As at March 31, 2004, the Company had accrued fees of approximately $nil (2003 - $102,192) to a company owned by a current director and officer.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD.

(a) Summary of securities issued during the period

    ------------------ -------------- ---------------- ------------ ---------- --------------- ---------------- -----------------
    DATE OF ISSUE      TYPE OF        TYPE OF ISSUE    NUMBER       PRICE      TOTAL PROCEEDS  TYPE OF              TYPE OF
                       SECURITY                                                                CONSIDERATION    COMMISSION PAID
    ------------------ -------------- ---------------- ------------ ---------- --------------- ---------------- -----------------
    Jan. 23, 2004      Common Shares  Option
                                      Exercise              8,333     $0.15         $1,249.95         Cash            Nil
    ------------------ -------------- ---------------- ------------ ---------- --------------- ---------------- -----------------
    Mar. 10, 2004      Common Shares  Warrant
                                      exercise             99,000     $0.14           $13,860         Cash            Nil
    ------------------ -------------- ---------------- ------------ ---------- --------------- ---------------- -----------------
    Mar. 16, 2004      Common Shares  Warrant
                                      exercise            235,000     $0.10           $23,500         Cash            Nil
    ------------------ -------------- ---------------- ------------ ---------- --------------- ---------------- -----------------

(b) Summary of options granted during the period.

    ------------------ ------------- ------------------- ------------------ -------------- --------------
    DATE               NUMBER        NAME OF INSIDER     DESCRIPTION OF     EXERCISE       EXPIRY DATE
                                     OPTIONEE            OTHER OPTIONEE     PRICE
    ------------------ ------------- ------------------- ------------------ -------------- --------------
    Feb 4, 2004          500,000     Kent Thexton                               $0.30      Feb 4, 2009
    ------------------ ------------- ------------------- ------------------ -------------- --------------

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

(a) Authorized Share Capital as at March 31, 2004

                 ----------------------------------------------
                 CLASS                      AUTHORIZED
                 ----------------------------------------------
                 Common Shares                     500,000,000
                 ----------------------------------------------
                 Preferred Shares                   10,000,000
                 ----------------------------------------------

(b) Number and Value of Shares Issued and Outstanding as at March 31, 2004

                 ------------------- ------------------- -----------------
                 CLASS               ISSUED              VALUE
                 ------------------- ------------------- -----------------
                 Common Shares       136,947,341         $33,086,923
                 ------------------- ------------------- -----------------

(c) Options, Warrants and Convertible Securities Outstanding as at March 31,
    2004

               ------------------------------- -------------- ----------------------------------- ------------------------
               SECURITY                            NUMBER        EXERCISE PRICE        VALUE             EXPIRY DATE
               ------------------------------- -------------- ----------------------------------- ------------------------
               Common Share Purchase Warrants      1,000,000        $1.75 US        $ 1,700,000       May 11, 2005
               ------------------------------- -------------- ----------------------------------- ------------------------
               Common Share                        2,100,000        $0.10              $ 105,000      February 27, 2005
               Purchase Warrants
               ------------------------------- -------------- ----------------------------------- ------------------------
               Common Share                        1,765,000        $0.10               $ 82,072      January 22, 2005
               Purchase Warrants
               ------------------------------- -------------- ----------------------------------- ------------------------
               Common Share                          401,000        $0.14               $ 27,560      December 20, 2004
               Purchase Warrants
               ------------------------------- -------------- ----------------------------------- ------------------------
               Common Share Purchase Warrants        350,000        $0.10               $  8,750      July 26, 2004
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                         125,000        $0.15                Nil          Apr 20, 2004
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                         275,000        $0.15                Nil          Mar 16, 2005
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                         100,000        $0.15                Nil          May 1, 2005
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                         330,736        $1.05                Nil          June 28, 2005
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                          50,000        $0.15                Nil          June 29, 2005
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                         200,000        $1.00US              Nil          July 25. 2005
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                          49,660        $0.15                Nil          July 25. 2005
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                         100,000        $0.15                Nil          Aug 10, 2005
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                         100,000        $0.15                Nil          Oct 2, 2005
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                         100,000        $0.15                Nil          Oct 27, 2005
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                          15,000        $0.15                Nil          Nov 17, 2005
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                       4,125,000        $0.15                Nil          July 26, 2006
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                       5,489,271        $0.15                Nil          May, 27, 2007
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                         300,000        $0.15                Nil          Sept 2, 2008
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                         750,000        $0.17              $ 97,165       Sept 18, 2008
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                       3,275,000        $0.31                Nil          Nov 24, 2008
               ------------------------------- -------------- ----------------------------------- ------------------------
               Stock Options                         500,000        $0.30                Nil          Feb 4, 2009
               ------------------------------- -------------- ----------------------------------- ------------------------

(d) Shares in Escrow as at March 31, 2004

           NIL

5. LIST OF DIRECTORS AND OFFICERS AS AT MARCH 31, 2004

           DIRECTORS
           ---------
           Peter Scarth
           Peter Fitzgerald
           Cory Kent
           Kent Thexton

           OFFICERS
           --------
           Peter Scarth, President and Chief Executive Officer
           Kyle Hall, EVP Business Development and Corporate Secretary Timothy J Kerbs, EVP Operations
           Robert Chisholm, Chief Financial Officer

SCHEDULE "C"

MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

PhotoChannel Networks Inc. ("PhotoChannel" or the "Company") is an Internet infrastructure company providing photofinishing retailers and telecommunication companies with an electronic "turnkey" networked solution enabling them to provide their customers with digital image printing, organizing, sharing and storage through the ease of an online environment. The functionality of the Company's Network technology also enables customers of the photofinishing retailers and telecommunication companies to print their images to any networked location within a photofinishing retailer or within the Network as a whole, or to opt for the choice of home delivery for those photofinishing retailers offering this service.

The Company's Network electronically connects the photofinishing retailers and telecommunications companies and their customers through the Internet and provides them with hosting, storage and back-end reporting. This turnkey solution enables the photofinishing retailers and telecommunication companies to meet the needs of their customers for online digital photography.

The Company has focused its operational efforts on contracting with and deploying the Network within photofinishing retail partner locations and wireless communications companies.

The Company is a small and growing company and continues to seek a cash flow positive and profitable position. Management believes that the Company is well positioned to profit from the large and ever increasing digital imaging market.

The Company is headquartered in Vancouver, British Columbia, Canada and trades on the TSX Venture Exchange ("TSX-V") in Canada (symbol - PNI) and the OTCBB in the United States (symbol - PHCHF). The accompanying financial statements are for its second quarter ended March 31, 2004 and are expressed in Canadian dollars.

OPERATIONS AND FINANCIAL CONDITION

Management's strategy is to focus on being a digital imaging technology provider for a wide variety of businesses within the photofinishing industry including: photofinishing retailers; connecting the photofinishing retailer to professional and commercial photo processing labs; image content owners; and targeted portal services. The Company's digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating photofinishing retailer. The Network also connects the photofinishing retailer to professional and commercial photo processing labs for enlargements and gifting items. The Company charges its photofinishing retailers a one time website development fee, a monthly recurring fee for each location connected to the Network and a percentage of all gross print revenues processed through the Network. In addition, the Company charges the customers of the photofinishing retailers a storage fee, if selected, for hosting of their digital images.

Revenue for the six months ended March 31, 2004 was $412,865 versus $174,303 for the same period last year. Revenue increased 137% for the period ended March 31, 2004, compared to the same period last year, due to large photofinishing retailers that contracted with the Company during fiscal 2003. The largest increase in revenue has resulted from the acceptance of retailers' customers of purchasing products from digital images online. This increase has resulted in the Company's transactional revenues during the first six month of fiscal 2004 growing to $181,099 versus $22,665 for the corresponding period during fiscal 2003, a 699% increase. Also during this period the Company contracted with its first wireless carrier, TELUS Mobility, and launched Konica Photo Imaging, which now provides access to over 4,500 participating photofinishing retail locations across the United States. These two contracts contributed to the Company reporting an increase in website fees of $7,117, (subsequent to the deferral below), from $96,502 for the first six months of 2003 to$103,619 for the six months ended March 31, 2004. The Company now defers revenue from website fees earned for the initial set-up of a customer and recognizes it as income over the estimated term of the customer relationship period. At March 31, 2004, the Company had deferred revenue of $113,196 of which $73,196 has resulted from work performed in fiscal 2004. The Company's revenue for installation fees increased by $59,997 from $6,960 for the six months ended March 31, 2003 to $66,957 for this corresponding period of fiscal 2004. This large increase is the result of the Company's customers starting to print in-store thereby offering the consumer the equivalent of one hour digital photofinishing.

During the six months ended March 31, 2004, the Company reported a gross profit of $284,572 versus $137,891 for the comparable period of 2003. This increase of 106% was due to the increase in revenues. The percentage increase in gross margin compared to revenue was partially reduced due to lower gross margins associated with the one time initial physical setup of retailer locations for in-store printing, along with the printing and sale of the physical prepaid cards. The subsequent usage of the prepaid cards by customers will result in the Company recording transactional revenue with the same gross margins as those received with similar online orders at the time of use.

The Company's costs of operations for the period were $1,577,900, as compared to $1,572,617 during the same period last year. This increase of 0.3% was primarily the result of an increase in travel costs and staffing in research and development, offset by a reduction in amortization costs, as further described below.

General and administration expenses for the six months ended March 31, 2004 decreased by $47,854 to $691,562 or 6.5% over the comparable period in fiscal 2003. This decrease was due to a reduction in employee costs over the comparable period in fiscal 2003. During this period the Company expended $45,000 on investor relations compared to $20,000 for the comparable period of fiscal 2003.

Sales and marketing expenses for the six months ended March 31, 2004 increased by $34,925 to $288,773, an increase of 13.8% from the comparable period of 2003. This increase was due to an increase in travel as the Company introduces its technology to potential customers in the United States. As 80% of all photofinishing is being done by 20% of the retailers who provide photofinishing services, the Company is focused on the large retail chains as its means for immediate growth. These large photofinishing retailers are best approached through industry contacts and the Company believes that it has assembled a sales team with the background and contact base to accomplish this.

During the six month period ended March 31, 2004, the Company expensed $534,598 on research and development costs, as compared to $312,977 during the same period last year. This increase of 70.8% is the result of an increase in the number of employees. During this period the Company deferred $144,163 of development costs, having met the criteria established under Accounting Recommendations, section 3450. During this period the Company increased its technical staffing to accommodate an increased demand for its Network solution and to develop new solutions which will allow it to maintain its competitive advantage in the provision of online photofinishing services. During this period the development team was busy optimizing the existing system due to a large increase in transactional volume, as well as enhancing the functionality of its existing solutions. Such enhancements include: incorporating searchable maps for ease of finding photofinishing retailers; the use of multiple prepaid cards and a multi up-loader to enhance the consumers' experience by increasing the ease and speed of uploading digital images (the new multi up-loader will be released in the third quarter of fiscal 2004).

Amortization decreased by $203,409 to $62,967 for the six month period ended March 31, 2004, as compared to $266,376 during the comparable period last year. This reduction is primarily the result of certain equipment of the Company being fully amortized, along with replacing old expensive equipment with new, less expensive and more cost effective, equipment. The purchase of this new equipment provides the Company with future growth potential and the ability to scale much more efficiently, based upon its anticipated growth.

The Company recorded a six month net loss attributable to common shareholders of $1,215,720 or $0.00 per share compared to $1,262,585 or $0.01 per share in the same period last year.

Excluding the loss attributed to the Limited Partnership during 2003, the Company's net loss for the six month period was $1,215,720, as compared to $1,389,995 during the comparable period in 2003. This 12.5% reduction was due to an increase in revenues and gross profit, along with a reduction in amortization expenses, which has been partially offset by an increase in staffing in research and development and travel in sales and marketing.

CONTINGENCIES

Other than as set out below, as of May 28, 2004 there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

1. On February 24, 1999, Thomas Jackson, a former President and Chief Executive Officer of the Company, commenced proceedings against the Company in the Supreme Court of British Columbia. Mr. Jackson has claimed damages for unpaid services not exceeding $150,000. Management is of the view that the claim is without merit and is vigorously defending these proceedings. There have been no further proceedings in this matter since the Company filed its statement of defence on August 3, 1999.

2. On March 3, 1999, the Company received a letter from DATT Japan indicating that they had proceeded with legal action in the Japanese courts and for an order for payment. On September 10, 2001, the Company's legal representative received a telephone call from an individual claiming that he represented DATT Japan and indicated that his client had received a judgment from a Japanese court against PhotoChannel for approximately $99,000. The Company intends to defend itself against the enforcement of this judgment, however, there have been no further proceedings or correspondence since the September 10, 2001 telephone call.

3. On November 5, 2001, Donald Sutherland of P.O. Box 345, Staten Island, New York, New York, commenced an action in the Supreme Court of British Columbia, claiming $132,770.63 plus interest, for the provision of text, photographs and services. The Company is disputing the claim and has received no further correspondence since providing the claimant with documents supporting its position in 2002.

LIQUIDITY AND SOLVENCY

As at March 31, 2004, the Company had a working capital deficiency of $47,519 compared to a positive working capital position of $388,277 at September 30, 2003. The cash and cash equivalents on hand at March 31, 2004 were $117,302. Excluding the deferred revenue amount at March 31, 2004, the Company had a positive working capital position of $74,741. As a start-up, which continues to strive for profitability, the Company's main source of funds has been, and will continue to be, the sale of equity capital until it manages to reach a cashflow positive position. If requisite funding on acceptable terms cannot be attracted in a timely fashion, the Company may be forced to delay activities and, possibly, lose market opportunities to competitors. Similarly, delayed financing could force reductions in planned marketing, product deployment and development expenditures, resulting in delays in meeting its business objectives.

"Peter Scarth"                                 "Cory Kent"
---------------                                ---------------
Peter Scarth                                   Cory Kent
Chairman & CEO                                 Director

May 28, 2004